Ashley Black Inc. and Subsidiaries

(formerly known as ADB Interests, LLC)

Consolidated Financial Statements

December 31, 2024

(Unaudited)

Ashley Black Inc. and Subsidiaries
(formally known as ADB Interest, LLC)
BALANCE SHEET
December 31, 2024
(Unaudited)

	2024		2023	
ASSETS				
Current Assets				
Cash and cash equivalents	$	1,207,250	$	356,939
Accounts receivable, net	$	473,448	$	306,278
Prepaid expenses	$	158,333	$	109,097
Inventory	$	4,780,738	$	4,440,353
Total Current Assets		**6,619,769**		**5,212,667**
Property and Equipment				
Furniture and equipment	$	6,720	$	125,933
Leasehold improvements	$	-	$	33,075
Product Molds	$	664,700	$	664,700
Less: Accumulated depreciation	$	(231,833)	$	(300,805)
Net Property and Equipment		**439,587**		**522,903**
Other Assets				
Intangibles. Net	$	7,084,413	$	7,324,564
Due from affiliates	$	10,415	$	10,415
Right of Use asset	$	750,885	$	750,885
Total Other Assets		**7,845,713**		**8,085,864**
Total Assets	**$**	**14,905,069**	**$**	**13,821,434**

Ashley Black Inc. and Subsidiaries
(formally known as ADB Interest, LLC)
BALANCE SHEET
December 31, 2024
(Unaudited)

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities				
Accounts payable	$	3,096,255	$	2,321,774
Accrued expenses	$	1,035,257	$	735,828
Sales tax payable	$	194,504	$	94,807
Income taxes payable	$	22,128	$	23,445
Deferred revenue	$	26,263	$	26,263
Current portion of lease liability	$	142,769	$	142,769
Notes payable, current portion		120,651		120,651
Total Current Liabilities		**4,637,827**		**3,465,537**
Long-Term Liabilities				
Notes payable, net of current portion	$	2,282,808	$	981,235
Lease liability, net of current portion	$	615,442	$	615,442
Secured borrowings	$	1,518,123	$	2,640,106
Line of credit	$	647,230	$	1,057,585
Total Long-Term Liabilities		**5,063,603**		**5,294,368**
Total Liabilities		**9,701,430**		**8,759,905**
Convertible notes, net	$	-		3,109,753
APIC & RE	$	5,203,639		1,951,776
Total Equity		**5,203,639**		**5,061,529**
Total Liabilities and Equity	$	**14,905,069**	$	**13,821,434**

The accompanying footnotes are an integral part of these financial statements.

Ashley Black Inc. and Subsidiaries
(formally known as ADB Interest, LLC)
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2024
(Unaudited)

	2024	2023
Revenues	$ 17,747,944	$ 18,255,307
Cost of goods sold	$ 6,425,656	$ 7,907,577
Gross Profit Margin	**11,322,288**	**10,347,730**
Operating Expenses		
Advertising and marketing	$ 8,041,851	$ 6,941,404
General and administrative	$ 232,740	$ 361,436
Legal and professional fees	$ 40,054	$ 167,979
Rent	$ 236,610	$ 225,175
Salaries and wages	$ 1,896,496	$ 3,414,742
Depreciation and amortization	$ 578,660	$ 578,714
Research and development	$ 198,143	$ 30,797
Insurance	$ 185,262	$ 284,557
Total Operating Expenses	**11,409,816**	**12,004,804**
Other Income		
Interest income	$ -	$ 856
Forgiveness of debt	$ 226,849	$ -
Total Other Income	**226,849**	**856**
Other Expenses		
Interest expense	$ 688,718	$ 1,330,283
Debt issuance costs	$ 89,162	$ 130,760
Income Tax	$ 11,400	$ 14,879
Other Expense	$ 32,500	$ 170,581
Exchange gain (loss)	$ (1,946)	$ 582
Total Other Expenses	**819,834**	**1,647,085**
Net Income	**$ (680,513)**	**$ (3,303,303)**

The accompanying footnotes are an integral part of these financial statements.

Ashley Black Inc. and Subsidiaries
(formally known as ADB Interest, LLC)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2024
(Unaudited)

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)	Shares	Value ($ par)			
Balance as of December 31, 2023	10,000,000	100			5,433,036	(3,604,005)	1,829,131
Series A Shares Issued	-	-	1,012,362		945,268	-	945,268
Note Conversion					3,109,753		3,109,753
Net loss	-	-			-	(680,513)	(680,513)
Balance as of December 31, 2024	10,000,000	100			9,488,057	(4,284,518)	5,203,639

Ashley Black Inc. and Subsidiaries
(formally known as ADB Interest, LLC)
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2024
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (680,513)	$ (3,303,303)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization	578,660	578,714
Debt issuance cost amortization	89,162	130,760
Forgiveness of debt	(226,849)	
ROU assets and lease liabitlites		(8,630)
Changes in operating assets and liabilities:		
Accounts receivable, net	(167,170)	(64,871)
Prepaid expenses	(49,236)	31,049
Inventory	(340,385)	1,957,490
Accounts payable	774,481	(491,071)
Accrued expenses	299,429	(439,850)
Sales tax payable	99,697	
Income tax payable	(1,317)	
Deferred revenue	-	(187,932)
Settlement payable		(127,763)
Net cash provided by (used in) operating activities	**375,959**	**(1,925,407)**
Cash Flows from Investing Activities		
Purchase of property and equipment		(31,293)
Purchases of intangibles	(240,151)	(874,910)
Net cash used in investing activities	**(240,151)**	**(906,203)**
Cash Flows from Financing Activities		
Advances from related parties	-	266,060
Net Advances on lines of credit	(410,355)	559,681
Net Repayment of notes payable	1,301,573	(109,074)
Issuance of Equity, net of fees	945,268	48,000
Repayments on secured borrowings	(1,121,983)	(208,414)
Net cash used in financing activities	**714,503**	**556,253**
Net change in cash and cash equivalents	**850,311**	**(2,275,357)**
Cash and cash equivalents at beginning of year	356,939	2,632,296
Cash and cash equivalents at end of period	**$ 1,207,250**	**$ 356,939**

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Included in these consolidated financial statements are operations of Ashley Black Inc. (formerly known as ADB Interests, LLC) and subsidiaries, (collectively, which may be referred to as the "Company", "we," "us," or "our"):

- ADB Research LLC,
- Ashley Black Fasciology LLC,
- Fascia Advancement Academy LLC (subsidiary of Ashley Black Fasciology LLC).

The Company was the primary beneficiary of Ashley Diana Black International Holdings LLC ("ADB International LLC") which qualifies as a variable interest entity to be consolidated. On January 1, 2023 the Company purchased substantially all of the assets of Ashley Diana Black International Holdings LLC. Therefore, ADB International is no longer a variable interest entity.

All significant intercompany accounts and transactions have been eliminated. Any non-controlling interest is not material to the overall consolidated financial statements.

The Company is an eCommerce health and beauty brand specializing in skin regeneration products and programs for primarily US and AU customers. The Company's products are sold either direct to consumers or through distributors.

ADB Interests, LLC was formed on May 14, 2014 in Texas and is headquartered near Houston. In May 2014, the Company formed ADB Innovations LLC, a wholly owned subsidiary located in Texas, to operate as the product sales company. On January 1, 2023 ADB Interests, LLC was converted into a Delaware C Corporation, named Ashley Black, Inc.

Fascia Innovations Internacional SRL was formed on September 23, 2022 in Costa Rica. This entity is owned by ADB Innovations LLC and Federico Ugalde Prada as a joint venture. The intended purpose is to distribute the Fasciablaster products to countries in Central and South America through medical device distributors and medical aesthetic spas. Only organization activities have taken place in 2022. Business is expected to commence in late 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include the determination of inventory reserve, depreciation expense, and refund liability.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Receivables and Credit Policy

Accounts receivable are comprised of both credit card receivables and wholesale customer obligations. The merchant bank receivables are non-interest bearing obligations that are fixed and determinable amounts which will be deposited within 3 to 5 days of collection from retail credit institutions. The wholesale customer obligations are uncollateralized and typically non-interest bearing. These obligations are due under normal trade terms, usually within 30 to 60 days of product delivery. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management can charge 3% interest at its discretion on unpaid balances that exceed 21 days in accordance with customer specifications, or if unspecified, to the oldest outstanding invoices. As of December 31, 2024, management deemed no allowance for doubtful accounts to be necessary.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Inventory

Inventory consists primarily of health and beauty products, that is either in transit to or is held at the Company's warehouse. The inventory is carried at the lower of cost or net realizable value using the weighted average method of valuation. The Company evaluates reserves for inventory items that the Company considers obsolete. As of December 31, 2024, management deemed no reserve for obsolescence to be necessary.

Fixed Assets

Property and equipment exist in the form of manufacturing tooling and other equipment and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to fifteen years. Depreciation expense on property and equipment for the years ended December 31, 2024 was $83,316.

Impairment of Long-Lived Assets

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

Intangible Assets

Intangible assets are amortized over their estimated useful lives on a straight-line basis as follow:

Description	Estimated Life (Years)
Patents	20
Trademarks	Indefinite

Domains	Indefinite
Content	Indefinite
Goodwill	10

Sales Tax

The Company records sales tax collected on behalf of customers as a current liability on the balance sheets until it is remitted to the applicable state and/or local tax jurisdiction, generally on a monthly or quarterly basis.

Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance. A requirement of the authoritative guidance is that deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax bases of assets and liabilities using the current enacted tax rate to be in effect when the taxes are actually paid or recovered.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are not recorded as a tax benefit or expense in the current year.

Management has analyzed all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by taxing authorities. The Company has no income tax examinations in progress.

The State of Texas charges a "margin" tax on all entities. This margin tax is, in substance, a state income tax, and has been accrued and included in the accompanying financial statements.

Revenue Recognition

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identify contracts with customers; (ii) identify performance obligations; (iii) determine the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in Topic 606. The Company's performance obligation is to fulfill the delivery of goods with regards to online product sales. Each online order is considered an individual performance obligation.

Revenue is recognized when the performance obligation is satisfied by transferring a promised good or service to a customer. A good or service is considered transferred when the customer obtains control, which is when the customer has the ability to direct the use of and/or obtain substantially all the benefits of an asset. Standard Company shipping terms are FOB shipping point and therefore at the time of shipment, control of the promised goods transfers and the customer can direct the use of and obtain substantially all the benefits of the product. Revenues consist of product sales and are recognized upon shipment of the product. Deferred revenues consist of consideration received prior to completing the performance obligation.

Payment for goods or services is typically due upon purchase. The Company does not enter into extended term agreements with customers. The Company expenses the cost to obtain or fulfill a contract as incurred because the amortization period of the asset that the entity otherwise would have recognized is one year or less.

The transaction price is the price of each individual product ordered. There is no significant financing component, or noncash consideration included in the transaction price of any order. Each contract that the Company enters into has one performance obligation. Therefore, the transaction price of each contract is fully allocated to the individual performance obligation. Variable consideration consists of returns and customer discounts. If the customer receives a discount, it is allocated ratably across each product included in the total performance obligation based on each product's individual selling price. The transaction price would reflect the discount offered to the customer.

The Company also has sales-agent relationships. In all circumstances, the contract and performance obligation exist between the Company and the end customer.   Sales-agent inventory is under full control of the Company and revenue is recognized at the time of shipment to the customer.

The Company often offers discounts to customers by way of influencer marketing campaigns. When an influencer marketing campaign is conducted and the influencer receives a sales commission for sales made with their discount code, the Company retains control over the goods and services at every point of the transaction, inventory risk resides with the Company, and the Company has full discretion in establishing prices for goods. As the Company is the principal, all sales are recorded on a gross basis. There is no instance where an influencer acts as the principal of a sales transaction.

The Company permits its customers to return products and/or request refunds in exchange for either a cash refund or an online store credit. The Company has a return policy of 1,000 days for either a full refund or product replacement, for most products that are purchased. With the offer of an exchange program beginning January 2024, the refunds for products shipped to customers has decreased to just 0.6% in 2024. As of December 31, 2024, the Company has no return allowance recorded.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Costs of Goods Sold

Costs of goods sold consist primarily of costs related to inventory, customer shipping expenses, credit card merchant fees, and commissions paid to contractors and platforms.

General and Administrative

General and administrative costs are expenses that primarily include salaries, payroll tax, contract labor, consultants, insurance, office supplies, professional services, and rent.

Leases

The Company determines if a contract is classified as a lease at the contract's inception. Lease agreements are evaluated to determine whether the lease is a finance or operating lease. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the net present value of lease payments over the lease term. The Company's leases do not provide an implicit rate; therefore, the Company uses the risk free rate, based on the information available at the commencement date to determine the present value of the lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the accompanying balance sheet and are recognized as lease expense on a straight-line basis over the lease term. Leases primarily consist of facilities and office space.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES
As of December 31, 2024, inventories consisted of the following:

	$
Inventory in transit	2,801,197
Inventory finished goods	1,979,541
	$
	4,780,738

NOTE 4 – INTANGIBLES

As of December 31, 2024, intangible assets consisted of the following:

	$
Patents	1,972,707
Trademarks	1,608,999
Domains	377,500
Content	659,400
Goodwill	3,632,397
Less: Accumulated amortization	(1,166,590)
	$
	7,084,413

Amortization expense charged to operations for the year ended December 31, 2024 was $495,344.

NOTE 5 – DUE FROM/TO AFFILIATES

During 2022, the Company paid if full expenses related to the joint venture Fascia Innovations Internacional SRL. Consistent with the terms of the joint ventures the Company recorded a receivable due from Federico Ugalde Prada for cost share allocation. The Company expects the receivable to be repaid when operations commence. As of December 31, 2024 the outstanding balance was $10,415 and is non-interest bearing.

NOTE 6 – NOTES PAYABLE

In June 2018, the Company entered into a fixed interest term note agreement. The principal amount of the note was $848,300 and matures in June 2028. The note bears interest at 5.40% and requires monthly principal and interest payments of approximately $9,200. The amount of the outstanding facility as of December 31, 2024 was $357,857.

In September 2018, the Company entered into a variable interest term note agreement. The principal amount of the note was $247,039 and matures in June 2028. The note bears interest at the 1-Month LIBOR rate plus 2.52% per annum. Interest only payments were required until January 2019. In January 2019, equal principal and interest payments begin through maturity. Monthly payments are approximately $2,700. The amount of the outstanding facility as of December 31, 2024 was $121,488.

In July 2020, the Company received an Economic Injury and Disaster Loan (EIDL) administered by the Small Business Administration (SBA). The principal amount of the loan was $150,000 and matures in June 2050. The note bears interest at 3.75%. Payments are deferred for one year, after the deferral period, monthly principal and interest payments are approximately $700. In August 2021, the loan was amended and the Company received an additional advancement of $335,100 and required monthly payments increased to $2,440 with no change in maturity. The amount of the outstanding facility as of December 31, 2024 was $485,100.

NOTE 7 – SECURED BORROWINGS

The Company enters into revenue-based financing agreements for the transfer of receivables at a fixed price to third party financing companies. The financing companies charge a monthly fee ranging from 5% to 12% which is recorded as interest expense. The Company is provided funds in the designated amount of receivables and repays the borrowings as receivables are collected. Pursuant to the guidance in ASC 470-40, *Product Financing Arrangements*, the Company accounts for transactions as an increase to expense and an increase to product financing agreements (a liability).

NOTE 8 – LINE OF CREDIT

In June 2018, the Company entered into a revolving line of credit agreement. The agreement provides for an advance of up to $500,000. Interest is accrued at the prime rate plus 1.87% per annum. Interest is payable monthly starting July 22, 2018. The note will convert to a term note upon the discretion of the lender. Upon conversion to a term note, no further advances under the agreement will be available and monthly payments will be due in the amount greater than or equal to (a) $250 or (b) the aggregate sum of the accrued interest plus 1/60th of the unpaid principal. As of December 31, 2024 the outstanding balance on the facility was $495,464.

NOTE 9 – CONVERTIBLE NOTES

During 2022, the Company issued convertible promissory notes ("Notes") in an aggregate amount of $3,152,865 in principal. The Notes contain a 15% discount on conversion and a valuation cap ranging from $45,000,000 to $50,000,000. The Notes converted to equity upon a qualified financing of $1,000,000 or more in 2024. During 2023, the Company issued convertible promissory notes ("Notes") in an aggregate amount of $48,000 in principal. The Notes contain a 15% discount on conversion and a valuation cap of $50,000,000. The Notes converted to equity upon a qualified financing of $1,000,000 or more in 2024. The issuance of Equity Securities pursuant to the conversion of the Note are upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing.

The Company incurred $261,522 in fees related to the issuance of the Notes. Debt issuance costs have been capitalized and amortized over the term of the Notes. Amortization expense of deferred debt issuance cost for the year ended December 31, 2024 was $89,162.

NOTE 10 – EQUITY

The Company is authorized to issue 20,000,000 shares of $0.00001 par value common stock and 10,000,000 shares of $0.00001 par value preferred stock. As of December 31, 2024, the Company has issued 10,000,000 shares of common stock and 1,012,362 shares of preferred stock.

NOTE 11 – LEASE

The Company has operating leases for a fulfillment center storage and shipping. The lease has a term of 38 months. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheets and the Company recognizes expense for these leases on a straight-line basis over the lease term.

In June 2021, the Company entered into a 38-month lease agreement for a new fulfillment center located in Houston, Texas. The lease began June 1, 2021 and required monthly rent and fees of approximately $19,705. The lease expired July 31, 2024. In August 2023, the Company signed an extension to renew the lease for an additional 5 years. The new lease period began October 1, 2024 and expires September 30, 2029.
Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2023, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2024	$ 122,108
2025	151,480
2026	156,788

2027		162,268
2028		167,940
2029		144,000
Total Future payments	$	904,584
Less interest		(146,373)
Present value of lease liabilities	$	758,211
Months remaining as of December 31 2023:		68
Interest rate		4.74%

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Contracts

The Company has contracted with a third-party logistics company to fulfill its orders in Australia. The contract rate is based on products shipped monthly with a minimum fee of $2,666 Australian Dollars for warehouse storage.

Contingencies

In determining accruals and disclosures with respect to loss contingencies, the Company evaluates such accruals and contingencies for each reporting period. Estimated losses from loss contingencies are accrued by charge to expense when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred, and the amount of the loss can be reasonably estimated. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

NOTE 13 – RETIREMENT PLAN

The Company has a savings plan pursuant to Section 401(k) of the Internal Revenue Code (IRC) under which all employees meeting eligibility requirements are able to participate. Subject to certain limits set for in the IRC, employees are permitted to make contributions to the plan. Company contributions are made to match the first 3% of employee contributions at 100% and to match any contributions from 3% to 5% at 50%, for a total possible match of 4% of salary deferrals. Additional Company contributions may be made at the discretion of management. Company contributions for the year ended December 31, 2024 totaled $15,207.

NOTE 14 – RISKS AND UNCERTAINTIES

As of the date of management's evaluation, the Company is not involved in or aware of any claims or legal actions.

NOTE 15 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 31, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.